Filed by Black Spade Acquisition III Co
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Astrum Space Inc.
Commission File No.: 333-299478-01

Investor Presentation November 2026 Astrum Space Inc

2 Astrum Space Inc 2 Legal disclaimers This Presentation contains information about Astrum Space Inc (the "Company") and Black Spade Acquisition III Co ("Black Spade III"). This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the "Business Combination") between the Company and Black Spade III and for no other purpose. The term "Presentation" shall mean and include the slides that follow, the oral presentation of the slides or any oral statements made by members of the Company or Black Spade III or any person on their behalf, any question-and-answer session that is being conducted, copies of this document and any materials distributed at, or in connection with, this Presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation does not constitute or form part of and should not be construed as an offer to sell or issue or recommendation or solicitation of an offer to buy or acquire securities of the Company, Black Spade III or their respective subsidiaries or affiliates in any jurisdiction or as an inducement to enter into investment activity, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Specifically, this Presentation does not constitute a "prospectus" within the meaning of the Securities Act. The Company and Black Spade III expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding the potential Business Combination. This document is being given solely for your information and may not be retained by you and neither this Presentation nor any part thereof may be (i) used or relied upon by any other party or for any other purpose; (ii) copied, photocopied, duplicated or otherwise reproduced in any form or by any means; or (iii) redistributed, passed on or otherwise disseminated, to any other person without the prior written consent of the Company and Black Spade III. Although care has been taken to ensure that the information in this Presentation is accurate, and that the opinions expressed are fair and reasonable, the information is subject to change without notice, its accuracy is not guaranteed and has not been independently verified. No representation, warranty, guarantee or undertaking (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness or correctness of any information, including any estimates, targets and opinions, contained in this Presentation, and accordingly, none of the Company, Black Spade III, their respective directors, officers, employees, affiliates, advisors, agents or representatives assumes any responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information or opinions contained in this Presentation. None of the Company, Black Spade III, their respective directors, officers, employees, affiliates, advisors, agents or representatives nor any other person accepts any liability (in negligence, or otherwise) whatsoever for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection therewith. The information contained in this Presentation speaks only as of the date which it is made, and replaces and supersedes, in its entirety, information of all prior versions of similar presentations. The Company and Black Spade III expressly disclaim any obligation or undertaking to supplement, amend or disseminate any updates or revisions to any information contained in this Presentation to reflect any change in events, conditions or circumstances on which any such statements are based. By preparing this Presentation, none of the Company, Black Spade III, their respective directors, officers, employees, affiliates, advisors, agents or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this Presentation or any additional information or to correct any inaccuracies in any such information which may become apparent. No part of this Presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You acknowledge that you will be solely responsible for your own assessment of the Company and Black Spade III, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company and Black Spade III. This document is not financial, legal, tax or other product advice. In addition, as this Presentation only contains general, summary and selected information about the Company and Black Spade III, it may omit material information about the Company and Black Spade III and is not a complete description of the Company's and Black Spade III's businesses and the risks relating to them. Therefore, this Presentation should not form the basis of any investment decision to purchase or sell the Company's or Black Spade III's securities. This Presentation includes certain industry data and industry projections that have been obtained from third party sources, including research, surveys or studies, conducted by third parties, information provided by customers and/or industry or general publications and publicly available documents from various sources, including industry publications and surveys. Such information involves a number of assumptions and limitations, and such publicly available documents, industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance that the information is accurate or complete. None of the Company, Black Spade III, their respective directors, officers, employees, affiliates, advisors, agents or representatives have independently verified any of the data from third-party sources or ascertained the underlying economic assumptions relied upon therein, and the Company, Black Spade III, their respective directors, officers, employees, affiliates, advisors, agents or representatives make no representation as to the accuracy of, such third-party information. All industry data contained in this Presentation are based on data obtained from the sources cited and involve significant elements of subjective judgment and analysis, which may or may not be correct. The distribution of these materials in certain jurisdictions may be restricted by law and persons into whose possession these materials come should inform themselves about and observe any such restrictions. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY NOT BE FORWARDED, PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON (WHETHER WITHIN OR OUTSIDE YOUR ORGANIZATION/FIRM) FOR ANY PURPOSE AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, PUBLICATION, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED. Forward-Looking Statements This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade III and the Company, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company's development, manufacture, launch, orbital deployment, commissioning, technical performance and commercial operation of NEASTAR-1, the anticipated launch window and mission profile, the capabilities and expected operating life of NEASTAR-1, the Company's planned S2M network, services, coverage and commercialization strategy, regulatory and market-access approvals, device and technology compatibility, the Company's ability to establish commercial and strategic relationships, Black Spade III's or the Company's expectations concerning the outlook for the Company's business, productivity, plans and goals for satellite development and launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward- looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are their managements' current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade III and the Company, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

3 Astrum Space Inc 3 Legal disclaimers (continued) Forward-Looking Statements (Cont.) Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Black Spade III, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade III public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Black Spade III, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination; (8) costs related to the business combination; (9) risks associated with changes in laws or regulations applicable to the Company's business and the Company's international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) the Company's ability to successfully develop, launch and operate satellites and to meet technical and commercial milestones; and (12) risks related to the space industry, including launch delays, satellite failures and regulatory changes. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Black Spade III's registration statement on Form F-4 filed by Black Spade III with the Securities and Exchange Commission (the "SEC"), and other documents filed by Black Spade III and/or the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Black Spade III gives any assurance that either the Company or Black Spade III will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade III or any other person that the events or circumstances described in such statement are material. Industry and Market Data In this presentation, the Company and Black Spade III rely on and refer to certain information, estimates and statistics obtained from third-party sources. No third party can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither the Company nor Black Spade III has independently verified the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of the Company or Black Spade III, their respective affiliates, or any third parties that provide information to the Company or Black Spade III or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness, or availability of any information. None of the Company or Black Spade III, their respective affiliates, or any third parties that provide information to the Company and Black Spade III and their respective affiliates, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. The Company and Black Spade III may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the Company's management's best view as to information that is not publicly available. Additional Information and Where to Find It This document relates to the proposed Business Combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Black Spade III has filed a registration statement on Form F-4 that includes a proxy statement of Black Spade III and a prospectus of the Company with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade III shareholders as of a record date to be established for voting on the proposed Business Combination. Black Spade III will also file other documents regarding the proposed Business Combination with the SEC. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. Before making any voting or investment decision, investors and shareholders of Black Spade III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Participants in Solicitation Black Spade III and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade III's shareholders in connection with the proposed Business Combination. Information about Black Spade III's directors and executive officers and their ownership of Black Spade III's securities is set forth in Black Spade III's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

SPONSORED BY BLACK SPADE ACQUISITION III

A premier sponsor with a proven track record & differentiated strategy

Seasoned executives with deep expertise in SPACs, M&A, and global capital markets



Dennis Tam
Executive Chairman & Co-CEO

- 30+ years of experience in M&A and capital markets
- President and CEO of Black Spade Capital; established the Black Spade SPAC franchise in 2021
- Executive Chairman & Co-CEO of Black Spade Acquisition I & II; sourced both deals and led the prominent $27B De-SPAC with VinFast
- Master of Accounting from Monash University and trained at Harvard Business School



Kester Ng
Director, Co-CEO & CFO

- 30+ years of experience in PE and capital markets
- Co-CEO of Black Spade Acquisition I & II
- Previously Head of J.P. Morgan's ECM Desk in Asia and led Agricultural Bank of China's record $22B IPO in 2010
- Holds a Bachelor of Medical Science from the University of Nottingham Medical School



Richard Taylor
Director, Co-CEO & COO

- 30+ years in investment banking across Asia & the U.K.
- Senior Advisor to Black Spade Acquisition I and Co-CEO of Black Spade Acquisition II
- Led landmark Asian IPOs, including Xiaomi, Prada, L'Occitane and Singapore Telecom
- B.A. and M.A. from the University of Oxford

Black Spade track record

$26B+ Total Capital Raised by Black Spade Capital's Founder: Lawrence Ho	**3** Time SPAC Sponsor: 2 De-SPACs VinFast & The Generation Essentials Group	**$27B** VinFast's Business Combination Value: 3rd largest de-SPAC ever by deal value(1)	**4** Independent Directors: Robert Moore, Russell Galbut, Patsy Chan & Sammy Hsieh

Note: (1) Dealogic data available through April 2024

Astrum Space Inc
4

THE ASTRUM LEADERSHIP TEAM

Astrum's leadership brings deep expertise in Space, Telecom & Spectrum

Experienced team driving satellite, spectrum, and commercial growth



Michael Do
CEO, President & Director

- 35+ years in satellite, launch and ground operations; led space systems procurement, launch services & spectrum management
- Extensive executive experience with Boeing / Hughes, Stratolaunch, Aon, Orbital / Northrop Grumman & Asiaspace
- M.S. in Electrical Engineering at University of Southern California; B.Sc in Electrical Engineering at California State University, Long Beach



Liang Q. Sun, Ph.D.
CTO

- Satellite communications and payload design expert across GEO and LEO
- Deputy Program Manager and Payload Lead for Leidos' Geo7 FAA program
- Led payload development for SES-8, Intelsat and DirecTV
- Ph.D. and M.S. in Electrical Engineering from the University of Virginia



Jonathan H. Wang
CFO & CSO

- 20+ years in financial management, investment strategy and capital markets
- Director & Portfolio Manager at Cheng Yuen Investment since 2013
- Deep experience in corporate finance, strategic investment, capital raising and financial discipline to support Astrum's long term growth
- MBA from UCLA Anderson; degrees in Economics & Biochemistry from UC Davis



Willy Chow
Chief Commercial Officer

- CFO of Kacific Broadband Satellites and founding member of ABS / Agility
- Former CFO, Strategic Portfolio at Singtel, and CEO of Road King Expressway International
- Extensive experience in commercial strategy in telecom and satellite markets
- MBA from Imperial College London; B.Sc in Electrical Engineering from the University of Toronto; CFA Charterholder

What our team brings to the table

Satellite program execution
End-to-end expertise in satellite design, launch, procurement and operations

Spectrum & regulatory strategy
Deep experience in spectrum management and regulatory engagement

Global industry partnerships
Developing relationships with satellite operators, MNOs, governments and more

Go-to-market & capital discipline
Disciplined strategy of scalable, commercially viable services across APAC

Astrum Space Inc

5

KEY INVESTMENT HIGHLIGHTS

Why Astrum is positioned to win

Leveraging established L-band resources, GEO broadcast efficiency and a partner-led model to address growing satellite-enabled content distribution opportunities

Priority access to scarce spectrum and orbital position

25 MHz contiguous L-band BSS (1467–1492 MHz) with established ITU filing priority at 105°E, serving targeted Region 3 markets

GEO L-Band S2M broadcast pioneer in APAC; spectrum independently valued at $2.8B-$4.5B[1]

3GPP Release 19 LTE Band n246 standardization supported by industry participants including Qualcomm, Huawei, ZTE and others

Future native smartphone reception enabled by 3GPP standards

LTE Band n246 provides a standards pathway for direct GEO satellite broadcasting to future compatible smartphones & devices

Targeting large, fast-growing D2D market

Global D2D revenue forecast at ~$12B a year by 2030[2]; Asia Pacific projected to have 1.8B mobile internet users by 2030[3]

Established strategic partner engagement

Six MOUs[4] with media, telecom and satellite industry participants across several Asia Pacfic markets

Scalable, partner-led B2B / B2G commercial model

Standards-based platform leveraging MNOs, broadcasters & government partners for service distribution & market access

Astrum broadcast


LIVE

Live TV · Sports · News

Emergency alert
Typhoon warning for your area

Software update
Delivered over the air

Channels
Live and popular video channels

Source: (1) Roma Appraisals Limited valuation report of Astrum's L-Band spectrum (2) Omdia, Smartphone satellite direct-to-device service revenue to approach $12 billion by 2030, March 2026 (3) The Mobile Economy Asia Pacific 2025/2026, GSMA (4) MOUs are non-binding and do not obligate any party to enter into definitive agreements

Astrum Space Inc

6

SPECTRUM TRANSACTION OVERVIEW

Spectrum is commanding multi-billion valuations

Major spectrum and spectrum-led transactions over the last 5 years

Aug 2022 — PCS
T-Mobile × SpaceX
Partnership
Satellite-to-phone coverage on T-Mobile's mid-band PCS spectrum; T-Satellite launched Jul 2025
No disclosed spectrum purchase price

Mar 2025 — L-BAND
AST SpaceMobile – Ligado
~$550M
+ $80M annual payments & rev. share
45 MHz U.S. & Canada L-band MSS

Sep 2025 / Nov 2025 — MULTIPLE BANDS
SpaceX - EchoStar
~$19.6B
AWS-4, H-block, & S-band / MSS spectrum licenses ($8.5B cash, $8.5B stock) and AWS-3

Ann. Apr 2026 — MULTIPLE BANDS
Amazon – Globalstar
$11.6B TEV
~9.0MHz of L-Band, 16.5MHz of S-Band including 11.5MHz of terrestrial S-Band
Not a standalone spectrum deal

Ann. Jun 2026 — L-BAND
Rocket Lab – Iridium
~$8.0B TEV
~8.7Mhz of L-Band MSS
Not a standalone spectrum deal

Ann. Aug 2026 — L-BAND
Astrum de-SPAC
~$1.1B TEV
Post-money enterprise value, including 25 MHz L-band
Not a standalone spectrum valuation

Ann. Oct 2026 — 800 MHz
SpaceX - Grain Management
~$8.0B (Rumored)
Up to 14 MHz paired 800 MHz low-band (ex-T-Mobile) for terrestrial applications; Definitive agreement reported, not officially disclosed

Sources: Company press releases and SEC filings (EchoStar, Amazon, Rocket Lab, AST, Ligado); WSJ (SpaceX–Grain, Oct 2026); T-Mobile newsroom release (June 2025); SpaceX Direct to Cell update (January 2024)

Astrum Space Inc
7

SPECTRUM & POSITIONING

Differentiated satellite-to-mobile (S2M) broadcast platform in Asia-Pacific

25 MHz of contiguous L-band with ITU priority at 105°E

25 MHz

contiguous L-band BSS (1467–1492 MHz)

ITU priority

- Large, contiguous allocation
- Low rain attenuation relative to higher-frequency satellite bands

105°E

orbital position serving ITU Region 3

Attractive characteristics

- Long-established ASIABSS ITU filing and frequency assignments
- Region 3 BSS rights

Purpose built

GEO L-band architecture for satellite-to-mobile broadcasting in Asia-Pacific

Alternative uses

- Datacasting & IoT data distribution
- WRC-27: Potential future MSS opportunities, subject to regulatory allocation and authorization

Wide-Area Broadcast Coverage in Asia-Pacific • One-to-Many Delivery to Compatible Devices • Media & Datacasting • No Cellular Data Plan Required for Satellite Broadcast Reception

Astrum Space Inc

8

REGULATORY TAILWINDS

The convergence pathway: spectrum rights meet 3GPP standards

Bringing L-band 1467–1492 MHz into the 5G ecosystem for mass-market S2M broadcast

Astrum's spectrum rights

2000

Long-established ITU L-band BSS filing priority at 105°E

Downlink 1467–1492 MHz; uplink 7025–7075 MHz

3GPP standards

2020

Release 16: Enhanced 5G New Radio (NR) and network capabilities

2022

Release 17: Introduced 5G NR-NTN and IoT-NTN satellite connectivity

Defines 5G S2M capability

2025

Release 19: LTE-based 5G Broadcast over GEO Satellite

Band n246: 1467–1492 MHz satellite downlink in ITU Region 3; developed with contributions from Astrum Mobile, Qualcomm, Huawei and ZTE

Outcome

Band n246

Standardized GEO satellite broadcast band in ITU Region 3 provides a technical foundation for future compatible S2M receiving devices

Strategic significance

ITU Region 3 L-band BSS spectrum aligned with the 3GPP 5G ecosystem creates a unique pathway to next-generation, standards-based S2M services

Strategic opportunity

Priority spectrum rights, satellite infrastructure and 3GPP standardization enable global-scale, low-cost delivery of content, data and critical communications

Astrum Space Inc
9

INDUSTRY TRENDS

Industry backdrop: satellite and mobile are converging

Standards, regulation and demand are all pulling satellite broadcast into the mobile mainstream

		Where Astrum fits
Phones can now connect to satellites 3GPP standards now support satellite connectivity, enabling selected compatible smartphones to access satellite services	**~$45.6B[(1)]** satellite-enabled 5G market by 2031, nearly 4x 2026	Building on 3GPP LTE Band 246 to enable future native satellite broadcast reception on compatible smartphones
The industry is teaming up Satellite operators, including SpaceX, AST SpaceMobile and others, are partnering with mobile carriers to expand direct-to-device services	**225[(2)]** operator–satellite partnerships across 88 countries	Complementing MNO and LEO connectivity through one-to-many distribution of common media, software updates and public information
Satellite D2D market forecast to grow rapidly Use is expanding from emergency messaging to include data	**~$12.0B[(3)]** annual satellite-to-phone revenue by 2030, with ~411M monthly users	Targeting Asia-Pacific, where GSMA projects approximately 1.8B mobile internet users by 2030[(4)]

(1) 5G NTN Market, 2031, MarketsandMarkets (2) 5G NTN February 2026, GSA. Publicly announced (3) Smartphone satellite direct-to-device service revenue to approach $12 billion by 2030, March 2026, Omdia (4) The Mobile Economy Asia Pacific 2025/2026, GSMA

Astrum Space Inc

10

MARKET OPPORTUNITY

Satellite D2D is emerging as a multibillion-dollar market

Astrum targets a differentiated wholesale opportunity in GEO satellite broadcasting and data distribution across Asia-Pacific

2030 market opportunity


$12.0B/yr
D2D TAM
$4.2B/yr
D2D SAM
ASTRUM SPACE

Global satellite D2D services
411M monthly active users by 2030 (Omdia, Mar 2026)

Illustrative Asia-Pacific D2D opportunity
Illustrative estimate derived by Astrum applying an assumed ~35% regional share to global forecast revenue

Astrum's target segment[(1)]
Wholesale GEO broadcast and datacasting: media distribution, public alerts, common data delivery and software updates

The evolution of Astrum's market

WAVE 1
Common media, emergency warnings and data distribution to compatible receiving devices through wholesale partnerships

Astrum is positioned to lead the GEO broadcast layer

WAVE 2
Emergency connectivity: Satellite SOS, text messaging and basic connectivity as networks, devices and regulations evolve

WAVE 3
Expanded mobile services: Satellite voice, data and broadband capabilities as networks, devices and regulations evolve

Sources: TAM — Omdia Smartphone Satellite D2D Forecast (Mar 2026), $12.0B; SAM — Marketintelo (Asia-Pacific 35.4% of 2025 global D2D revenue) applied to Omdia 2030 forecast, GSMA Mobile Economy Asia Pacific 2026 (1) Serviceable market and obtainable revenue to be determined through country-level demand, licensing, capacity, pricing and customer-adoption assumptions

Astrum Space Inc
11

PARTNERSHIP MODEL

Business model supported by several partner groups

Marquee partners de-risk the business plan & ensure standards-based approach

ASTRUM SPACE

- **Secures regulatory access** in key jurisdictions within the coverage footprint
- **Designs the S2M system** end-to-end on 3GPP Band n246
- **Operates the satellites:** AsiaStar today, NEASTAR-1 from Australia once in orbit
- **Builds wholesale relationships** with commercial and government clients
- **Sources devices and suppliers** to ensure timely availability

Operational partners

Swissto12 — **New NEASTAR satellite manufacturing**

~1,500 kg HummingSat GEO; 15+ year mission life

SPACEX — **Satellite launch**

Impulse Space launch slot using Falcon 9 is secured; launch late 2028 – Q1 2029

IMPULSE — **Satellite placement in orbit**

Helios vehicle carries NEASTAR-1 to 105°E orbital location

Target commercial partnerships

- Offload heavy one-to-many traffic from cell towers
- Deliver live TV, video, updates and emergency alerts
- Reach rural areas where towers are not economical
- Use cellular or Wi-Fi as the return path
- **Astrum** and **Qualcomm Technologies** completed a 5G Broadcast trial from a GEO satellite to smartphones

Qualcomm **+6 partners**

Astrum Space Inc

12

SERVICE EXPANSION

ASTRUM SPACE

Extending coverage, device compatibility and applications across Asia

Building on AsiaStar[1] to deliver broadcast, IoT and public safety services region-wide

NEASTAR-1

**Planned services f
rom H1 2029[2]**



- Provide 5G broadcast services
- Multi-User Devices (Tablets, Laptops, IoT)
- Public safety & mass notification
- Media broadcast
- Mobility services
- Vehicles & maritime
- Data free experience


South Korea
Japan
Nepal
Bhutan
Pakistan
Hong Kong
India
Bangladesh
Macau
Taiwan
Laos
Myanmar
Thailand
Vietnam
Cambodia
Philippines
Sri Lanka
Malaysia
Maldives
Brunei
Singapore
Indonesia
Papua New Guinea
Timor-Leste
Australia
Astrum theoretical market of opportunities (ITU Region 3)

Country covered	Pop. (M)
FOCUS MARKETS	
Indonesia	285.7
Philippines	116.8
Vietnam	101.6
Thailand	71.6
Papua New Guinea[3]	10.8
Focus subtotal	**586.5**
OTHER MARKETS	
India	1,463.9
Pakistan	255.2
Bangladesh	175.7
Japan	123.4
Myanmar	54.9
South Korea	51.7
Malaysia	36.0
Nepal	29.6
Australia	27.6
Taiwan	23.3
Sri Lanka	21.8
Cambodia	17.8
8 other countries	25.4
Other subtotal	**2,306.3**
Total	**2,892.8**

Astrum's GEO 5G BROADCAST offloads high-demand media traffic, reducing congestion across 5G NTN and terrestrial networks

Complementary broadcast layer to two-way 5G NTN

Overlay to existing 5G terrestrial infrastructure

(1) The existing satellite is primarily used for testing and regulatory continuity purposes, as continuous operation is necessary to maintain Astrum's spectrum and orbital rights. The listed capabilities were demonstrated in Astrum's October 2024 5G broadcast trial and are not currently offered as commercial services (2) Targeted commencement date, subject to change; NEASTAR-1 launch planned for late-2028 to Q1 2029 (3) Papua New Guinea population per UN (Oct 2025, via DataReportal)

Astrum Space Inc
13

14 Astrum Space Inc 14 Astrum's offering and why it matters One GEO broadcast platform supports multiple recurring revenue streams across Asia-Pacific Sources: Mordor Intelligence (SEA advertising, 2026E); Ericsson Mobility Report (Jun 2026); Qualcomm LTE Broadcast white paper; NTC data via CEIC and Globe Telecom (Philippines); MarketsandMarkets (APAC mass notification and IoT, 2025–2030); GlobalData (APAC cellular IoT); Counterpoint. Offerings subject to launch and regulatory approvals. TARGET SERVICES Media & broadcast $32.5B SEA advertising market, 2026E Live TV, sports and news pushed one-to-many to compatible devices Why it matters: Broadcasters earn ad revenue and MNOs offload video Data-free experience ~97% of Philippine SIMs are prepaid Free, ad-supported viewing with no SIM or data plan required Why it matters: Removes the data-cost barrier Public safety & mass notification $6.5B →$20.2B Priority alerts reach every compatible phone Why it matters: Potential for long-term government service contracts Mobility, vehicles & maritime 25,000+ islands across Southeast Asia Always-on content, updates and safety alerts on land and sea Why it matters: Reaches beyond towers validated in trials Multi-user devices $219B →$393B APAC IoT market, 2025 - 2030 Software updates, datacasting and IoT data delivered at scale Why it matters: Minimal marginal cost per added device 5G NTN broadcast services ~46% of smartphones shipped in 2030 NTN-capable Broadcast complement to partners' 5G NTN Why it matters: Option value as NTN matures APAC notification market, 2025 - 2030

15 Astrum Space Inc 15 Current milestones and pathway to commercialization Foundations secured, with launch and market rollout as the next stage TIMELINE 2024 2025 2026 2027 2028 2029 Satellite & launch Feb 2024 AsiaStar acquired Jan 2025 SWISSto12 agreement Aug 2026 Impulse launch agreement Early Dec 2026 Critical design review Feb 2028 Spacecraft integration Late 2028 – Q1 2029 Launch; service H1 2029 Regulatory & landing rights Pre-2024 60-year priority rights with ITU at 105°E Next Vietnam, Philippines & Thailand applications 2027 WRC-27 Agenda Item 1.13 Partnerships & technology Q4 2024 Qualcomm 5G Broadcast trial + drive test Nov 2024 – Jun 2026 6 MOUs signed with key partners in target regions Nov 2025 3GPP Release 19 designates Band n246 Next Convert MOUs into long- term contracts Next Government emergency- communication MOUs and contracts Jul 2025 NEASTAR-1 PDR completed Jul 2026 Papua New Guinea NICTA with written confirmation for future license issuance Aug 2025 Papua New Guinea NYASIABSS bring-into-use completed Jan 2026 Germany NEASTAR-1 bring- into-use completed

NEASTAR-1 DEVELOPMENT PLAN

A new satellite to launch service across Asia and Oceania

High-power GEO satellite built by SWISSto12, with a SpaceX Falcon 9 launch slot via Impulse Space & 15+ years of on-orbit mission life

1 Planning & design
Q4 2024



- System design & specifications
- Payload and bus definition
- Spectrum & regulatory activities
- Launch procurement
- Ground segment architecture

2 Manufacturing
2025 – 2028



- Spacecraft bus & payload
- Integration and test
- Launch campaign preparation
- Insurance and quality assurance

3 Ground segment & network deployment
2026 – 2028



- Primary and supporting gateways
- TT&C and network operations
- Broadcast and content platforms
- Partner integration (e.g., media, MNOs)

4 Launch & in-orbit commissioning
Late-2028 to Q1-2029



- Launch services
- Launch campaign & logistics
- In-orbit testing and commissioning
- Initial operations support

5 Operations & commercial service
Targeted H1 2029



- Commercial service launch
- Network operations and support
- Maintenance and spares

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17 Astrum Space Inc 17 Regulatory market access Replicate our partnership and market access model across Region 3 MARKET ACCESS PAPUA NEW GUINEA Future license issuance Initial market Written confirmation from regulator regarding future license issuance; subject to formal application Model for expansion Template for other ITU (Region 3) markets Service deployment Technical, operational and commercial preparations under way PHILIPPINES, VIETNAM, THAILAND Ongoing discussions Philippines Pursuing broadcast authorization; two MOUs support entry Thailand Key target market; partner MOU extended to 4 years (Jun 2026) Vietnam Pursuing approvals and licensing framework ADDITIONAL REGION 3 MARKETS Plan for remaining rights Apply market by market Follow the PNG model with local partners WRC-27 opportunity A new MSS allocation could add two-way service with MNOs Sequenced launch PNG first, then Vietnam and the Philippines; Thailand a key target

18 Astrum Space Inc 18 Six MOUs(1) support S2M commercialization Partners across satellite, media, telecom and technology in Southeast Asia and the U.S. (1) The MOUs are non-binding and do not obligate any party to enter into definitive agreements. There can be no assurance that any MOU will result in a binding commercial agreement, or that commercial service will launch on the anticipated timeline or at all KEY STRATEGIC PARTNERSHIPS Partner Focus Next step Satellite operator Satellite connectivity and service development Broadcast media to remote villages; IoT Media conglomerate Broadcast and content delivery over satellite Content packages, branding, app and service platform Satellite pay-TV provider Distribution, content and S2M service enablement Live TV channel multicast Aerospace company L-band services and market opportunities Market validation and licensing coordination Satellite comms operator Capacity, services and go-to-market Pre-launch demos; post-launch teleport hosting TV advertising Targeted advertising and addressable services Ad-tech licensing and sales house

TECHNOLOGY VALIDATION

GEO 5G Broadcast demonstrated with Qualcomm Technologies

Singapore fixed-site demonstration and Philippines mobile reception trial using the AsiaStar GEO satellite

AsiaStar GEO satellite
L-band downlink

→

5G broadcast
Trial waveform

→

Test receivers
Video and information

Joint trial with Qualcomm Technologies
Technical concept to demonstrated capability

Qualcomm

FIXED-SITE DEMONSTRATION · OCT 1, 2024 · SINGAPORE

Satellite	AsiaStar at 105°E
Technology	GEO satellite broadcasting using a trial 5G Broadcast configuration
Devices	Selected OnePlus and Xiaomi handsets with Qualcomm Snapdragon technology and enabling software
Applications	Video, information and emergency broadcast content
Participants	A*STAR, IMDA, SUTD, Singtel, MediaCorp and others; PT Metra TV (Indonesia)

MOBILE RECEPTION TEST · Q4 2024 · MANILA TO SUBIC BAY

~350 km
distance

7+ hrs
duration

GEO broadcast reception
Using appropriately configured mobile devices during a road test


6:32
5G 100
Arayat
Angeles
Olongapo
San Fernando
Malolos
Dinalupihan
Mariveles
Manila Bay
Valenzuela
Quezon City

- 5G Broadcast received from GEO using L-band
- Continuous real-time video across urban, suburban and rural areas
- Reliable in a moving vehicle
- Live TV and media on smartphones

Key technology takeaways

01 GEO mobile reception demonstrated
Demonstrated the feasibility of GEO L-band broadcast reception on selected consumer devices along tested routes

02 Multiple broadcast use cases validated
Supported potential applications in multimedia, public information and emergency-warning distribution

03 Foundation for commercialization
Supports further receiver and system development; device, network and regulatory work still required

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20 Astrum Space Inc 20 Recurring revenue model on a GEO broadcast platform Diversified recurring revenues across broadcasters, MNOs, governments, and enterprises Illustrative pricing bases; commercial terms are subject to definitive agreements with partners and to launch timing. REVENUE GENERATION Revenue engine Pricing basis Typical customers Wholesale Capacity Contracted capacity per year (MHz / channels) Broadcasters, MNOs, governments Managed 5G MBS Services Managed-service fee per country or service area Mobile network operators Network Offload Share of MNO offload savings Mobile network operators Hybrid GEO + LEO NTN Bundled service and cross-network fees LEO and NTN operators Content & Data Distribution Ad-supported video: revenue share and ad CPM; data: fee per channel / GB Broadcasters, OTT, software and IoT providers Government / Enterprise Services Annual service contract (alerts, public safety) Governments, public-safety agencies, enterprises

COMPETITIVE POSITIONING

Differentiated positioning in S2M landscape

Astrum combines contiguous spectrum, Asia-Pacific coverage and efficient one-to-many delivery

	Astrum Space L-Band	LEO MSS operator L+S Band	LEO D2C network AWS-4 / H-Block	LEO cellular broadband L-Band
Architecture	GEO broadcast / multicast S2M	NGSO MSS (LEO)	NGSO hybrid MSS + terrestrial S2M	NGSO direct cellular NTN
Ownership / status	Owned by company	Owned by company	Owned by company	Mix: 80+ yr L-Band rights, partner spectrum
Operational coverage	Regional – Asia & Oceania	Global	Global	Global
Current handset compatibility	3GPP Band n246 Alignment for Future Native Handset Reception	Emergency SOS & messaging (iPhone) Android limited	SMS / voice Video: Limited initially	Standard 700 / 800 MHz cellular bands. Video: Limited
Future handset compatibility (3GPP NTN)	Under development	Messaging / IoT focus	Broadband video Excellent mass market path	Broadband video (Block 2 BlueBird)
Broadcast / multicast efficiency	Designed for one-to-many broadcast service	Moderate	Moderate	Moderate
Best use case	Regional one-to-many broadcast / multicast video & data / emergency communication	Emergency messaging, MSS IoT, S2M	Text, Voice, IoT	Voice, data, video (non-continuous)
Spectrum	Owned[3]	Owned	Owned + Telecom Partnership	Owned / Leased + Telecom Partnership
Enterprise Value[1]	~$1.1B[2]	$10B+	$2T+	$15B+

(1) FactSet data as of 10/30/2026 (2) Per De-SPAC transaction with Astrum Space (3) ITU priority rights

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TRANSACTION OVERVIEW

Illustrative transaction overview

Assumes new financing to fund the Company's operations & working capital requirements

Transaction Highlights

Valuation
- Astrum pre-money equity value of $1.0B
- Independent L-band spectrum valuation conducted by Roma: $2.8B - $4.5B

Financing
- $168M financing backstop through external sources or Astrum founder backstop commitment
- Funds NEASTAR-1 build and launch through commercialization

Structure
- Astrum's existing shareholders roll over 100% of their equity, retaining ~90% of pro forma shares[1]

Sources & Uses ($M)

Sources	
Astrum Rollover Equity	$1,000.0
Cash Retained from Black Spade III's Trust[1]	$50.0
Total Sources	**$1,050.0**
Uses	
Equity to Astrum	$1,000.0
Cash to Balance Sheet	$30.0
Illustrative Transaction Expenses	$20.0
Total Uses	**$1,050.0**

Pro Forma Valuation ($M)

Shares Outstanding (M)[4]	**110.8**
(x) Share Price ($)	$10.00
Equity Value	**$1,107.5**
(-) PF Net Cash[3]	($30.0)
Enterprise Value	**$1,077.5**

Pro Forma Ownership[2]



Entity	Shares(M)	% Own.
Astrum's Shareholders	100.0	90.3%
SPAC Trust / Non-Redemption Investors[1]	5.0	4.5%
SPAC Sponsor[4]	5.8	5.2%
Total	**110.8**	**100.0%**

Notes: (1) Assumes $50M being retained from Black Spade III's $175M cash in trust, including through Non-Redemption Agreements that are currently being contemplated (2) Excludes up to 25.5M performance shares and public / private warrants (3) Assumes cash-free debt-free at closing (4) Includes 5.75M promote shares held by the Sponsor and related parties, shown rounded to 5.8M. Shares outstanding and equity value are calculated on 110.75M shares.

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23 Astrum Space Inc 23 APPENDIX

24 Astrum Space Inc 24 Why GEO L-band is built for Satellite-to-mobile ("S2M") broadcast Connecting every community. Delivering what matters. Everywhere. WHY L-BAND Rain resilience by frequency band L-Band 1 – 2 GHz Very Good S-Band 2 – 4 GHz Very Good C-Band 4 – 8 GHz Good X-Band 8 – 12 GHz Moderate Ku-Band 12 – 18 GHz Low to Moderate Ka-Band 26.5 – 40 GHz Low Radio frequencies carry TV, calls and data through the air Spectrum is licensed by region, so it is scarce and valuable Astrum holds 25 MHz of L-band (1467–1492 MHz) at 105°E L-band: low rain fade and strong propagation make it ideal for reliable, always-available S2M services Mission: a resilient L-band S2M network for essential content, data and emergency alerts across APAC

25 Astrum Space Inc 25 Astrum addresses critical connectivity gaps Lack of connectivity across APAC and heavy strain on existing networks Note: (1) ITU Facts and Figures 2025; Ericsson Mobility Report (Jun 2026). (2) Qualcomm Technologies, Inc., Qualcomm Labs, Inc. and Ericsson AB, LTE Broadcast - A revenue enabler in the mobile media era (White Paper, February 2013), illustrative figures (3) Counterpoint Research, April 2026 MARKET NEED & DIFFERENTIATION The gaps ~2.2B people offline globally; APAC 5G coverage is concentrated in cities (ITU)(1) • Video is ~75% of mobile data traffic • Unicast costs MNOs ~$100K per site-year vs. ~$1–4K for multicast(2) How Astrum solves them 1 →millions one GEO transmission reaches millions of devices at once • Reaches rural, remote, maritime and island areas • Keeps emergency communications running when networks fail • SIM-free, data-free on compatible 5G phones Astrum's moat 25 MHz of contiguous L-band with ITU priority and high-power regional coverage • 3GPP Release 19 with Qualcomm, Huawei and ZTE • Wholesale model complements mobile operators Why now Release 19 3GPP (Nov 2025) designates Band n246 (1467–1492 MHz) for satellite-to-phone broadcast • NTN-capable chips from Qualcomm and MediaTek; ~46% of smartphones shipped in 2030 NTN-capable(3) • Oct 2024 trial demonstrated GEO-to-smartphone 5G Broadcast

VALUE CHAIN

How Astrum bridges the gap between content and community

25 MHz of L-band BSS spectrum delivers content, data and public information to compatible devices across Asia-Pacific

1 | Content sources

Content from broadcasters, governments, MNOs and enterprises

Media · updates · public info · IoT data · emergency alerts

PARTNERS

2 | Broadcast platform & gateway

Ingests, packages and schedules content for satellite broadcast

3GPP Rel-19 5G Broadcast (LTE/BOG, Band n246) · uplink & control

ASTRUM

3 | NEASTAR-1 satellite

Broadcasts to a wide area from 105°E(1) using L-band BSS

Downlink: 1467–1492 MHz (25 MHz) · GEO one-to-many

ASTRUM

4 | Devices & communities

Receives on compatible devices and shared receivers, with future n246 smartphones

Direct or shared reception (e.g., MBox, community receivers)

DEVICES & USERS

One-to-many broadcast
Efficient, scalable delivery

Wide-area coverage
Asia-Pacific from a single GEO satellite (105°E)

Flexible integration
Standalone broadcast or future 5G NTN / MBS

(1) NEASTAR-1 (planned; launch expected late-2028 to Q1 2029)

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SERVICE ARCHITECTURE

ASTRUM SPACE

NEASTAR-1 satellite specifications

High-power HummingSat GEO platform with a 5 m L-band reflector serving Asia-Pacific from 105°E

Spacecraft	NEASTAR-1
Manufacturer / platform	SWISSto12 HummingSat (fifth ordered; prior orders from Intelsat and Viasat)
Mass	~1,500 kg (≈5× more compact than conventional GEO)
Antenna	5-meter unfurlable L-band reflector
Mission life	15+ years on orbit
Orbital position	105°E (geostationary)
Launch	Impulse Space rideshare on SpaceX Falcon 9; Helios transfer vehicle to GEO; late 2028 – Q1 2029

Payload and program	NEASTAR-1
Downlink spectrum	1467–1492 MHz (25 MHz contiguous, BSS)
Beams	Three interoperable beams have the potential to cover 585M+ people
Coverage Regions	Thailand, Philippines, Indonesia, Papua New Guinea and Vietnam
Capacity	Video, audio, or datacasting (broadcast/multicast)
ITU filing	NEASTAR-1 (Germany); NYASIABSS (PNG), ASIABSS (ACMA)
Key milestones	PDR complete; CDR early Dec 2026; integration by Feb 2028; final review Oct 2028

Why it matters: a compact, high-power GEO satellite designed for efficient, one-to-many broadcasting to compatible devices — a cost-effective alternative to large conventional GEOs

Sources: Company F-4; Roma Appraisals (ITU filing data)

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28 Astrum Space Inc 28 Glossary Satellite-to-mobile ("S2M") A satellite sends a signal straight to a mobile device Direct-to-device ("D2D") Satellites connecting to everyday electronics (phones, watches, sensors) with no special equipment Multicast and broadcast services ("MBS") Sending one signal to many devices at once instead of a separate stream to each person Non-terrestrial networks ("NTN") Mobile networks that use satellites in the sky instead of towers on the ground Mobile-satellite service ("MSS") Two-way satellite communication with moving devices, e.g. satellite phones Broadcasting-satellite service ("BSS") One-way satellite broadcasts to the public, e.g. satellite TV Geostationary orbit ("GEO") Satellites about 36,000 km up that stay fixed over one spot on Earth Non-geostationary orbit ("NGSO") Satellites in lower orbits that move across the sky, e.g. LEO constellations International Telecommunication Union ("ITU") UN agency that coordinates global use of radio spectrum and satellite orbits Effective isotropic radiated power ("EIRP") How strong a transmitted signal is in the direction it's aimed World Radiocommunication Conference ("WRC") ITU meeting every 3–4 years where countries agree on global spectrum rules KEY TERMS

29 Astrum Space Inc 29 Risk factors Risks Relating to the Company's Businesses and Industry • The Company's NEASTAR-1 satellite and other components of its satellite network are in development and may not be completed and launched on time or at all, and the costs associated with its development, deployment and commercialization may be greater than expected. • The Company will need to raise additional funds to fully implement its satellite network. These funds may not be available to the Company when it needs them on favorable terms or at all. If the Company cannot raise additional funds when needed, its operations and prospects could be negatively affected. • The Company is an early-stage company with a history of losses and may never become profitable. • The Company's key satellite and spectrum assets were acquired from third parties and have underwent several changes of ownership. The Company's historical records of these assets may be incomplete or inaccurate, and these assets may carry undisclosed or unknown liabilities originating from prior owners. • The Company's ability to implement its business plan will depend on its ability to establish and maintain key strategic relationships with commercial, governmental and other partners throughout the Asia-Pacific region. • The Company could fail to achieve revenue, or experience a decline in revenue, as a result of competition from companies in the communications industry, including LEO and other satellite operators, wireless service providers and providers of alternative technologies. • The Company depends on obtaining and maintaining the spectrum rights, orbital resources, market access rights and regulatory approvals necessary to operate its business. • The Company's ability to successfully implement its business plan will depend on a number of factors outside of its control. • The Company is highly dependent on the services of certain members of its senior management team, and the loss of one or more of these individuals could adversely affect its business. • Rapid and significant technological changes could render the Company's services obsolete and impair its ability to compete. • The Company relies on third parties for equipment, satellite components and services, which involve a significant degree of risk and uncertainty in terms of operational performance and costs. • If the Company fails to manage its future growth effectively, its business, prospects, operating results and financial condition may be materially adversely affected. • The Company faces substantial risks associated with its international operations and planned expansion throughout the Asia-Pacific region. Risks Related to the NEASTAR-1 Satellite and Related Infrastructures • The Company may not be able to successfully launch its satellite, and the loss of its satellite during launch could delay and could materially impair its ability to offer its services and generate its expected revenues. Launch insurance, even if available, will not fully cover this risk. • The Company's satellite could be further delayed because of issues encountered in the satellite manufacturing process, which could result in its inability to utilize the launch services for which it has contracted. • The Company will commence its commercial operations with only one satellite, which could fail prematurely, causing a material adverse effect on its business, prospects and potential profitability. • The Company's customized hardware and software may be difficult and expensive to service, upgrade or replace. • The Company may become subject to claims that its technologies, products or services infringe the intellectual property rights of others. • The Company's systems, networks, satellite assets and those of its third-party service providers may be vulnerable to cybersecurity threats, security breaches and other disruptions, which could materially adversely affect its operations. Risks Related to ITU Filings and Coordination, 3GPP Standardization, National Regulatory Approvals and Market Access • The Company's business depends on maintaining its L-Band spectrum rights, its ITU filings, coordination rights and orbital resources. • The Company's business depends on continued standardization and commercial adoption of 3GPP Band 246 and related NTN specifications. • The Company's ability to generate revenue depends on obtaining and maintaining national regulatory approvals and market access rights. • The Company's business is subject to broader regulatory, spectrum, operational and competitive risks. KEY RISKS

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